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                                                                    NEWS RELEASE
                                                          CONTACT: EDWARD ROOHAN
                                                        (310) 208-3636, EXT. 337

                  CASTLE & COOKE, INC. ANNOUNCES DUTCH AUCTION
                  SELF-TENDER OFFER FOR UP TO 3 MILLION SHARES

    LOS ANGELES, California, May 11, 1998--Castle & Cooke, Inc. (NYSE:CCS) announced Monday that its Board of Directors has authorized a Dutch Auction self-tender offer for up to 3 million shares of the Company's common stock, representing approximately 15% of its outstanding shares. The tender price range will be from $17.75 to $19.50 per share. Castle & Cooke shares closed trading last Friday at $17.00.

    The tender offer will be subject to various terms and conditions described in offering materials to be distributed to shareholders next week. The Company indicated it would use cash on hand and borrowings under its revolving credit facility to purchase the shares.

    Under the terms of the Dutch Auction offer, shareholders will be given the opportunity to specify prices within the Company's stated price range at which they are willing to tender their shares. Upon receipt of the tenders, the Company will determine a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the Company-selected purchase price. All shares purchased will be at that determined price. If more than 3 million shares are tendered at or below the purchase price, there will be a proration.

    David H. Murdock, Chairman and CEO of Castle & Cooke, said: "We believe that our Company's stock is undervalued at the present time, and that this repurchase is a prudent response that is in the best interests of the Company and is consistent with our long-term objective of increasing shareholder value."

    Castle & Cooke is a developer of residential and commercial real estate in Hawaii; Bakersfield, California; Sierra Vista, Arizona; and Orlando, Florida, and is involved in commercial development in Hawaii, California, Arizona, North Carolina and Georgia. The Company also owns and operates two of the world's highest-rated resorts, located on the Island of Lanai in Hawaii.

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